UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2014

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On June 16, 2014, Amira Nature Foods Ltd (the "Company"), issued a press release announcing its results for the quarter and fiscal year ended March 31, 2014. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. On the following day, the Company held an earnings call to discuss its quarterly and fiscal year end results. A copy of the transcript for the earnings call, and a presentation in relation to the earnings call, are attached as Exhibit 99.2 and Exhibit 99.3 and are incorporated by reference herein. The information contained in Exhibits 99.1, 99.2 and 99.3 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Appointment of Board Committee Members

On June 20, 2014, the Company announced the appointment of Shiv Surinder Kumar, a director of the Company, to be a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the board of directors of the Company (the “Board”), effective as of June 15, 2014. The Board has determined that Mr. Kumar satisfies the Compensation Committee’s and the Corporate Governance and Nominating Committee’s “independence” requirements of the New York Stock Exchange.

The Company further announced the appointment of Harash Pal Sethi, a director of the Company, to be a member of the Compensation Committee of the Board, effective as of June 15, 2014. The Board has determined that Mr. Sethi satisfies the Compensation Committee’s “independence” requirements of the New York Stock Exchange.

Exhibits
99.1	Press Release, dated June 16, 2014
99.2	Earnings Call Transcript, dated June 17, 2014
99.3	Earnings Call Presentation

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2014

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C. Wacha
Name:	Bruce C. Wacha
Title:	Chief Financial Officer

3